UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

1	Name of Reporting Person		Randolph K. Repass
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	5,049,213
	8	Shared Voting Power	254,600
	9	Sole Dispositive Power	7,049,213*
	10	Shared Dispositive Power	254,600
11	Aggregate Amount Beneficially Owned by Each Reporting Person		7,303,813
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐ Not Applicable
13	Percent of Class Represented by Amount in Row (11)		32.7%†
14	Type of Reporting Person		IN

*
Includes 1,000,000 shares held by the Randolph K. Repass 2009 Grantor Retained Annuity Trust, dated July 2, 2009, and 1,000,000 shares held by the Randolph K. Repass 2010 Grantor Retained Annuity Trust, dated March 23, 2010.  Mr. Repass retains sole investment control over the shares in such trusts and his brother, as co-trustee, has sole voting power over the shares.

†	The denominator is based on 22,350,829 shares of common stock outstanding as of March 22, 2010, as stated in West Marine’s definitive proxy statement filed on April 8, 2010.

CUSIP No. 954235107	13D/A	Page 3

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended, with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth.

Item 4.                      Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

At a meeting with his financial advisors on March 29, 2010, Mr. Repass determined that the Repass-Rodgers Family Foundation, Inc.  (the “Foundation”) would sell up to approximately 7,000 shares of West Marine common stock in order to raise funds to fulfill its charitable purpose.  Any sales by Mr. Repass, including sales by the Foundation, will only be made in accordance with the West Marine’s insider trading policy.  Mr. Repass  reviews his holdings of West Marine stock, including those of the Foundation, on an ongoing basis and, depending on such review and on various factors, including, without limitation, the trading price of West Marine stock, stock market conditions and general economic and industry conditions, Mr. Repass may in the future take such actions with respect to his holdings in West Marine as he deems appropriate.  Such actions include, without limitation, purchasing additional shares of West Marine common stock or selling more shares of West Marine common stock than currently contemplated.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.  Except as set forth herein, Mr. Repass has no plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Mr. Repass as Chairman of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.  Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

Item 5.                      Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           See Items 11 and 13 of the second page of this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by Mr. Repass.

(b)           See Items 7, 8, 9 and 10 of the second page to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by Mr. Repass as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

Of the 7,303,813 shares shown as beneficially owned by Mr. Repass, (a) 1,000,000 are held in the name of the Randolph K. Repass 2009 Grantor Retained Annuity Trust, dated July 2, 2009, (b) 1,000,000 are held in the name of the Randolph K. Repass 2010 Grantor Retained Annuity Trust, dated March 23, 2010, (c) 185,900 are held in the name of the Foundation, (d) 26,700 shares are held in trust for his minor son, (e) 14,000 shares in the aggregate held in trusts for the benefit of his grandchildren, and (f) 254,600 shares are held in the name of his wife.  Mr. Repass disclaims beneficial ownership of the shares held by his wife and the Foundation.  The Foundation is a

CUSIP No. 954235107	13D/A	Page 4

corporation organized under Section 501(c)(3) of the Internal Revenue Code, and neither Mr. Repass, his wife nor any other member of his family has a pecuniary interest in the shares held by the Foundation.

The percentage of the common stock set forth in this Item 5 was calculated based upon 22,350,829 shares of common stock outstanding as of March 22, 2010, as stated in West Marine’s definitive proxy statement filed on April 8, 2010.

(c)           On March 29, 2010, in accordance with the instructions of Mr. Repass, 1,000,000 shares of West Marine common stock were transferred to the Randolph K. Repass 2010 Grantor Retained Annuity Trust, dated March 23, 2010.  Mr. Repass had no other transactions in West Marine’s common stock during the 60-day period ended April 9, 2010.

(d)           There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of West Marine’s common stock beneficially owned by Mr. Repass.

(e)           Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Date: April 9, 2010	By: /s/ Randolph K. Repass
Randolph K. Repass